Management Report

West Coast Pretzels
For the period ended June 30, 2021



Prepared by
KB Bookkeeping Services Inc.

Prepared on
June 16, 2022

Table of Contents

Profit and Loss

July 2020 - June 2021

	Total
INCOME	
Refunds (Other)	-1.00
Square Refunds	-23.00
Total Refunds (Other)	**-24.00**
Retail Sales	499.75
Door Dash	622.84
Grubhub	1,556.92
POS/Online sales	53,251.18
Square Discounts	-2,804.38
Total POS/Online sales	**50,446.80**
Slice	254.88
Square Income	2,623.93
UberEats	676.16
Total Retail Sales	**56,681.28**
Shipping and Delivery Income	317.68
Square Tips	3,413.99
Wholesale Sales	
Burbank Police	162.00
Fixit Truck	300.00
Hollywood Bowl	332.50
House of Billards	541.55
Macleod Ale	10,687.48
Misc Wholesale	8,273.58
NBC Universal	3,200.00
Total Wholesale Sales	**23,497.11**
Total Income	**83,886.06**
COST OF GOODS SOLD	
Delivery Cost	32.86
Fees	
Door Dash Fees	11.10
Grubhub Commission	7.88
Slice fees	79.86
Square Fees	3,022.62
Total Fees	**3,121.46**
Food Cost	
Misc. Food	7,921.77
Restaurant Depot	2,441.36
Smart & Final	5,889.33
Sysco	3,292.53
Total Food Cost	**19,544.99**
Freight and Shipping Costs	92.70
Total Cost of Goods Sold	**22,792.01**

	Total
GROSS PROFIT	61,094.05
EXPENSES	
Advertising and Promotion	3,301.24
Facebook	1,879.32
Yelp	1,132.37
Total Advertising and Promotion	**6,312.93**
Alarm	967.53
Automobile Expense	1,829.88
Auto Lease	996.34
Fuel	2,288.99
Total Automobile Expense	**5,115.21**
Bakery Equipment	625.82
Kitchen Equipment	6,412.02
Total Bakery Equipment	**7,037.84**
Bank Charges & Fees	399.00
Business Licenses	
Permit & Fees	2,021.02
Total Business Licenses	**2,021.02**
Depreciation Expense	15,000.00
Donation	1,500.00
Dues and Subscriptions	210.00
Health Insurance	9,635.76
Insurance Expense	
General Liability Insurance	2,035.10
Worker's Comp Insurance	2,102.00
Total Insurance Expense	**4,137.10**
Interest Expense	3,673.75
Job Supplies	105.95
Lease	
Rent - Base	27,231.66
NNN	5,216.86
Total Rent - Base	**32,448.52**
Total Lease	**32,448.52**
Marketing	858.16
Meals & Entertainment	1,372.83
Office Supplies	4,272.89
Payroll	
Payroll Expenses	1,089.01
Payroll Salary	22,819.50
FF Employee Pay	792.53
Total Payroll Salary	**23,612.03**
Payroll Taxes	1,029.70
Total Payroll	**25,730.74**
Professional Fees	

	Total
401K Administration	1,668.00
Accounting Services	985.00
Appraisal	1,495.00
Bookkeeping	3,565.99
Total Professional Fees	**7,713.99**
Remodel	
Misc Remodel Expenses	627.04
Total Remodel	**627.04**
Repairs & Maintenance	1,477.56
Taxes	81.08
Franchise Tax Board	800.00
Total Taxes	**881.08**
Telephone Expense	3,865.98
Travel	6.25
Uniforms/Apparel	147.83
Utilities	
Internet	1,191.72
The Gas Co.	1,302.45
Water & Electric	3,545.35
Total Utilities	**6,039.52**
Website	60.31
Domain Names	771.11
Hosting	1,472.66
Software	468.78
Total Website	**2,772.86**
Total Expenses	**144,331.34**
NET OPERATING INCOME	-83,237.29
OTHER INCOME	
Interest Income	4.65
PPP Loan/Grant	5,000.00
Total Other Income	**5,004.65**
NET OTHER INCOME	5,004.65
NET INCOME	$ -78,232.64

Balance Sheet

As of June 30, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking 3337	6,640.34
Chase Savings 0113	73,509.29
Petty Cash	414.57
Total Bank Accounts	**80,564.20**
Total Current Assets	**80,564.20**
Fixed Assets	
Accumulated Depreciation	-16,956.00
Equipment Assets	73,878.13
Leasehold Improvements	
Leasehold Improvements-construction	63,471.22
Leasehold Improvements-Misc	14,876.48
Total Leasehold Improvements	**78,347.70**
Total Fixed Assets	**135,269.83**
TOTAL ASSETS	**$215,834.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	13,646.82
Chase CC 4929	30,825.15
Total Credit Cards	**44,471.97**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	140.26
SBA EIDL Loan Advance	9,700.00
Square Gift Card	449.50
Square Sales Tax Collected	3.99
Total Other Current Liabilities	**10,293.75**
Total Current Liabilities	**54,765.72**
Long-Term Liabilities	
M2 EQUIP FINANCING - LYE MACHINE	25,595.00
M2 EQUIP FINANCING - OVEN	18,459.57
Total Long-Term Liabilities	**44,054.57**
Total Liabilities	**98,820.29**
Equity	
Equity KSB Shares	100.00
Equity WCP 401k-KSB	209,980.00
Opening Balance Equity	609.60
Owner's Pay & Personal Expenses	-67.50

	Total
Retained Earnings	-15,375.72
Net Income	-78,232.64
Total Equity	**117,013.74**
TOTAL LIABILITIES AND EQUITY	**$215,834.03**

Statement of Cash Flows

July 2020 - June 2021

	Total
OPERATING ACTIVITIES	
Net Income	-78,232.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Security Deposits	3,800.00
American Express	3,733.46
Chase CC 4929	4,273.42
California Department of Tax and Fee Administration Payable	140.26
SBA EIDL Loan Advance	9,700.00
Square Gift Card	449.50
Square Sales Tax Collected	3.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	22,100.63
Net cash provided by operating activities	-56,132.01
INVESTING ACTIVITIES	
Accumulated Depreciation	15,000.00
Equipment Assets	-53,249.48
Leasehold Improvements:Leasehold Improvements-construction	-4,319.00
Net cash provided by investing activities	-42,568.48
FINANCING ACTIVITIES	
M2 EQUIP FINANCING - LYE MACHINE	25,595.00
M2 EQUIP FINANCING - OVEN	18,459.57
Equity WCP 401k-KSB	59,980.00
Owner's Pay & Personal Expenses	-67.50
Net cash provided by financing activities	103,967.07
NET CASH INCREASE FOR PERIOD	**5,266.58**
Cash at beginning of period	75,297.62
CASH AT END OF PERIOD	**$80,564.20**